

September 25, 2013

Via E-mail
David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
LA Mesa, CA 91942

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Amendment No. 4 to Form 10-K for Fiscal Year Ended**
> **September 30, 2012**
> **Filed September 9, 2013**
> **Response dated September 9, 2013**
> **File No. 0-32201**

Dear Mr. Koos:

We have reviewed your response dated September 9, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. Please note that amendments must set forth the complete text of each item as amended. Please file an amendment that includes the complete text of Item 8 of Part II and Item 15 of Part IV of Form 10-K, as amended. Refer to Exchange Act Rule 12b-15. In addition, please file amendments to Form 10-Q for the quarterly periods ended December 31, 2012, March 31, 2013 and June 30, 2013 to include the complete text of Item 1 of Part I and Item 6 of Part II of Form 10-Q, as amended. Please be sure to include new certifications as specified in Exchange Act Rules 13a-14(a) and 13a-14(b).

Report of Independent Registered Public Accounting Firm

2. We note that the introductory paragraph does not refer to the consolidated statement of stockholders' equity for the year ended September 30, 2011. Please have John-Kinross-Kennedy revise its report to refer to the consolidated statement of stockholders' equity. Please refer to Auditing Standards Codification, AU Section 508.08.

Consolidated Statement of Cash Flows

3. We note that the correction of errors related to the change in classification of the investment in Entest had a material impact on net cash used in operating activities and net cash provided by financing activities for the year ended September 30, 2012 and for the nine months ended June 30, 2012 presented in Form 10-Q for the quarterly period ended June 30, 2013. As previously requested, please amend each of these filings to report the error corrections in accordance with ASC 250-10-45-23 and disclose the error correction in accordance with ASC 250-10-50-7. In addition, it appears that you should file a current report under Item 4.02 of Form 8-K. Please advise.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief